05037059

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20...

APPROVAL	
...er:	3235-0123
...Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling,	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bodkin Wilson & Kozicki, PLLC
(Name – *if individual, state last, first, middle name*)

32 - Twentieth St., Suite 300, Wheeling, WV 26003
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Senior Vice President

Title

Notary Public expires 6-15-08

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN L. WEISENBORN
Hazlett, Burt & Watson, Inc.
1300 Chapline Street
Wheeling, West Virginia 26003
My Commission Expires June 15, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAZLETT, BURT & WATSON, INC.

Financial Statements
Together with Auditor's Report
As of December 31, 2004 and 2003

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

HAZLETT, BURT & WATSON, INC.
TABLE OF CONTENTS
DECEMBER 31, 2004 AND 2003

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Malcolm M. Shimp, CPA
Janet L. Roset, CPA
Nancy Gwynn, CPA
Kelly J. Cupp, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc., as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeling, West Virginia,
January 28, 2005.

Bodkin Wilson + Kozicki PLLC

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

		2004		2003
Cash	$	**627,768**	$	156,998
Receivables from broker-dealers		**26,793**		35,952
Receivables from customers		**5,315,108**		4,396,258
Receivables from officers and employees		**38,214**		74,573
Receivables from clearing broker		**-**		83,631
Firm trading account, at market value		**421,719**		826,684
Firm investment account, at market value		**1,730,535**		1,645,460
Exchange memberships, at cost (market value $1,050,000 and $1,500,000, respectively)		**79,500**		79,500
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $318,554 and $287,659, respectively		**137,923**		154,568
Real estate and improvements at cost, less accumulated depreciation of $38,843 and $27,371, respectively		**259,988**		237,665
Other assets		**655,519**		451,182
	$	**9,293,067**	$	8,142,471

LIABILITIES AND SHAREHOLDER'S EQUITY

		2004		2003
Liabilities:				
Payable to broker-dealers and clearing organizations	**$**	**1,796,233**	$	715,154
Payable to customers		**1,862,338**		1,397,224
Payable to banks		**535,428**		1,428,112
Accounts payable and accrued liabilities		**724,156**		399,432
	$	**4,918,155**	$	3,939,922
Shareholder's equity:				
Capital stock, $1.6667 par value, 250,000 shares authorized; 203,500 shares outstanding in 2004 and 2003	**$**	**339,173**	$	339,173
Less - Treasury stock, 2,000 shares in 2004 and 2003		**(3,333)**		(3,333)
Capital in excess of par value		**400,754**		400,754
Retained earnings		**3,638,318**		3,465,955
	$	**4,374,912**	$	4,202,549
	$	**9,293,067**	$	8,142,471

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions on security transactions	$ 2,041,177	$ 1,858,250
Advisory fees	1,464,817	1,055,376
Floor brokerage commissions	119,279	248,613
Income on firm trading and investments (consisting primarily of trading differentials in securities)	1,845,242	1,759,968
Interest and dividends	380,381	329,404
Miscellaneous fees and other income	639,044	540,758
Unrealized appreciation in the value of firm investment or trading accounts	120,629	30,015
	$ 6,610,569	$ 5,822,384
EXPENSES:		
Employee compensation and benefits	$ 2,205,323	$ 1,925,135
Commissions	1,975,856	1,759,785
Communications	252,232	241,125
Interest	53,569	38,260
Rent and maintenance	432,733	428,213
Depreciation	67,997	56,067
General, administrative and other expenses	807,471	711,767
	$ 5,795,181	$ 5,160,352
Net income	$ 815,388	$ 662,032
Earnings per share based upon net income	$ 4.01	$ 3.25

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock		Capital in Excess of	Retained	Treasury Stock	
	Shares	Dollars	Par Value	Earnings	Shares	Dollars
Balance, December 31, 2002	203,500	$ 339,173	$ 400,754	$ 3,259,023	2,000	$ (3,333)
Net income for the year ended December 31, 2003				662,032		
Distribution to shareholder during the year ended December 31, 2003				(455,100)		
Balance, December 31, 2003	203,500	$ 339,173	$ 400,754	$ 3,465,955	2,000	$ (3,333)
Net income for the year ended December 31, 2004				815,388		
Distribution to shareholder during the year ended December 31, 2004				(643,025)		
Balance, December 31, 2004	**203,500**	**$ 339,173**	**$ 400,754**	**$ 3,638,318**	**2,000**	**$ (3,333)**

The accompanying notes are an integral part of these statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows from Operating Activities:		
Cash received from brokerage operations	$ 7,067,586	$ 6,034,248
Interest and dividends received	380,381	329,404
Cash paid to suppliers and employees	(4,709,397)	(4,397,844)
Interest paid	(53,569)	(38,260)
Cash paid to others - net	(807,471)	(711,768)
Net cash provided by operating activities	$ 1,877,530	$ 1,215,780
Cash Flows from Investing Activities:		
Payment for purchase of equipment	$ (73,676)	$ (144,789)
Proceeds from sale of investment securities	202,625	234,020
Net cash provided by investing activities	$ 128,949	$ 89,231
Cash Flows from Financing Activities:		
Distributions to shareholder	$ (643,025)	$ (455,100)
Payment of short term borrowing	(892,684)	(734,198)
Net cash used by financing activities	$ (1,535,709)	$ (1,189,298)
Net increase in cash	$ 470,770	$ 115,713
Cash at beginning of year	156,998	41,285
Cash at end of year	$ 627,768	$ 156,998
Reconciliation of Net Income to Net Cash Flows from Operating Activities:		
Net income	$ 815,388	$ 662,032
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	67,997	56,067
(Increase) decrease in:		
Net receivables - customers	(453,736)	539,325
Other assets	(167,976)	(76,515)
Trading securities	404,966	(718,988)
Investment securities, net	(287,700)	(162,145)
Increase (decrease) in:		
Net payables to broker-dealers and clearing organizations	1,173,868	883,075
Accounts payable and accrued liabilities	324,723	32,929
Net cash provided by operating activities	$ 1,877,530	$ 1,215,780

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

Basis of Accounting - The financial statements are presented using the accrual method of accounting.

Security Transaction Accounting – Firm securities transactions effected in the firm investment account are recorded on a trade date basis. All other firm proprietary and customer security transactions along with related commission revenues and expenses are recorded on a settlement date basis. Settlement is required on the third business day following the trade date.

Firm Trading and Investment Accounts - Securities in the firm trading and investment accounts are carried at market value. Changes in unrealized appreciation or depreciation on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation - Depreciation on real estate and improvements, furniture, equipment and leasehold improvements is provided using various methods over their estimated useful lives of five to thirty nine years.

Statement of Cash Flows - For purposes of the statement of cash flows, cash as presented on the statement, represents cash in banks.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Lease Commitments

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2005 through 2008. Certain existing leases contain renewal options. Minimum lease payments under these operating leases are as follows:

2005	$ 141,516
2006	99,269
2007	57,836
2008	8,253
	$ 306,874

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to other broker-dealers and clearing organizations result from normal trading and borrowing transactions.

	2004	2003
Receivables -		
Dividends and interest	$ 26,565	$ 16,889
Securities failed-to-deliver	228	19,063
	$ 26,793	$ 35,952
Receivable from clearing broker	$ -	$ 83,631
Payables -		
Payable to clearing organization and other brokers	$ 682,565	$ 715,154
Payable to clearing broker	$ 1,113,668	$ -

4. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to one. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was approximately 1.80 to one and net capital, as computed in accordance with Rule 15c3-1, was $2,732,291 as compared to a minimum net capital requirement of $327,877.

5. Employee Benefits

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution for 2004 was $76,449 and is included in the Company's total contribution for 2004. The Company's total contribution for 2004 was $231,308. The 2003 contribution was $161,921.

6. Earnings Per Share

Earnings per share are calculated based upon the weighted average number of shares issued during 2004 and 2003. There are no common stock equivalents.

7. Payable to Banks

The Company maintains various lines of credit at local banks which total $1,850,000. As of December 31, 2004, the Company had utilized $535,428 on these lines of credit, leaving a balance available of $1,533,073. These lines of credit are unsecured, are payable on demand and carry interest rates ranging from 3.50% to 6.25%.

The Company also maintains a $15,000,000 brokerage credit agreement. As of December 31, 2004, the Company had collateralized $4,419,261 of this credit line and had not drawn on the available credit. The available credit was collateralized by $3,556,266 in customer's margined securities, $1,631,300 in firm owned securities, and $1,143,124 in related household securities. This credit agreement is payable on demand, and bears a variable interest rate of 3.5%.

8. Income Taxes

The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder. (See Note 10).

9. Firm Trading and Investment Accounts

The statements of financial condition reflect the market value of firm trading and investment accounts. The related cost and unrealized appreciation are as follows:

	December 31			
	2004		2003	
	Firm Trading	Investment	Firm Trading	Investment
Cost	$ 421,130	$ 771,624	$ 818,125	$ 815,148
Market	421,719	1,730,535	826,684	1,645,460
Unrealized Appreciation	$ 589	$ 958,911	$ 8,559	$ 830,312

These accounts are comprised of nonderivative financial instruments.

Gross realized gains from the sale of investing securities were $159,096 in 2004 and $149,058 in 2003 which is included in Income on Firm Trading and Investments.

9. Firm Trading and Investment Accounts (Continued)

Investment securities at market value are as follows:

	2004	2003
Marketable corporate stocks	$ 1,650,375	$ 1,566,875
Non-Marketable stock and warrants	80,160	78,585
	$ 1,730,535	$ 1,645,460

Trading securities at market value are as follows:

	2004	2003
Government agencies	$ 329,345	$ 520,929
Brokered CD	19,876	-
Corporate bonds	5,005	-
Mutual funds	57,836	-
State and municipal obligations	9,657	261,292
Corporate stocks	-	44,463
	$ 421,719	$ 826,684

10. Related Party Transactions

During 1999 a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Co. Security National Trust Co. is a national nondepository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Co. are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. has paid for various costs for HB&W, Inc. and this amount is reflected within the "Other Assets" section of the statements of financial condition as a receivable. As of December 31, 2004 and 2003, Hazlett, Burt & Watson, Inc. is owed $281,270 and $171,785 from HB&W, Inc.

In addition Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services at cost and leases office space to Security National Trust Co. in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Co. to pay $23,700 per year for the period January 1, 2000 through December 31, 2004. Security National Trust Co. has exercised their option to renew the lease for one 60-month period, beginning January 1, 2005, at $30,000 per year.

Security National Trust Co. has also entered into a one year lease, beginning January 1, 2005, to sub-lease office space and furniture from Hazlett, Burt & Watson, Inc. at the Lancaster, Pennsylvania location for $18,000 per year. Security National Trust Co. has the option to renew the lease for one 12-month period under the same terms.

Security National Trust Co. acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Co. charges the standard and customary fees for providing these services.

11. Financial Instruments with Off -Balance-Sheet Risk

In the normal course of business, the Company's customer and broker activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduces excess positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls the risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

12. Concentrations of Credit Risk

The Company currently maintains operations in Wheeling and Vienna, West Virginia and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As of December 31, 2004, Hazlett, Burt & Watson, Inc. maintains several bank accounts at various banks. Accounts at a banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at several of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $635,559.

13. Cash Segregated Under Federal Regulations

Included in the cash account on the statements of financial condition is cash of $1,000 that has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

14. Commitments

As of December 31, 2004 the Company had entered into employment agreements with certain employees. The initial agreements expire on December 31, 2008 and automatically renew for an additional one year period at the end of each year. In the event employment is terminated (other than voluntarily by the employee or by the Company for cause in all agreements or upon disability in one of the agreements), the Company is committed to pay various benefits, including monthly severance of not more than $35,000 per month. The benefits are to be paid from the date of termination over varying lengths of time in accordance with the terms of each agreement.

HAZLETT, BURT & WATSON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
IN SUPPORT OF SPECIAL RESERVE BANK ACCOUNT FOR THE
EXCLUSIVE BENEFIT OF CUSTOMERS UNDER RULE 15C3-3
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Computation of total credits:		
Free credit balances and other credit balances in customers' security accounts	$	1,802,196
Omnibus accounts payable		1,113,669
Customers' securities failed to receive		20,837
Dividends and interest payable to customer		56,286
CNS net reconciliation		661,728
Other miscellaneous haircuts and charges		16,700
Payable to banks		535,428
	$	4,206,844
Computation of total debits:		
Debit balance in customers' cash and margin accounts-		
Total customer debit balances (excluding accounts of officers of $1,555,736)	$	3,759,372
Minus 1% haircut		(37,594)
Dividends and interest receivable		2,860
Other miscellaneous		228
	$	3,724,866
Reserve computation:		
Excess of total credits over total debits required to be on deposit in reserve bank account	$	481,978
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	$	1,000
Amount of deposit		510,000
New amount in Reserve Bank Account after adding deposit	$	511,000
Date of deposit		1/3/2005

Note: No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2004, filed by the Company, other than reclassifications between total credits and total debits, plus minor audit adjustments.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL UTILIZING THE BASIC METHOD UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

Total shareholder's equity	$	4,374,911
Less - Non allowable assets:		
Securities owned not readily marketable	$	80,160
Exchange memberships, at cost		79,500
Investment in and receivable from affiliate		290,203
Property, furniture and equipment		397,911
Prepaid expenses and other assets		292,380
Loans and advances		39,264
Total nonallowable assets	$	1,179,418
Less - Capital charges:		
Percentage charge on market value of securities in trading and investment accounts and undue concentrations		463,202
Total nonallowable assets and capital charges	$	1,642,620
Adjusted net capital	$	2,732,291
Computation of aggregate indebtedness:		
Payable to clearing organization	$	661,728
Bank loan - customer collateral		535,428
Failed to receive		20,837
Omnibus accounts		1,113,669
Customers' security accounts - Free credit balances		1,862,338
Accounts payable and accrued expenses		724,156
Aggregate indebtedness	$	4,918,156
Aggregate indebtedness as a percentage of adjusted net capital		180%
Reconciliation with Hazlett, Burt & Watson, Inc. calculation:		
Net capital, as reported in the Company's Part II Focus Report	$	2,732,291
Net audit adjustment		-
Net capital per above	$	2,732,291

HAZLETT, BURT & WATSON, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

	Number of Items
Customers' fully paid and excess margin securities not in the respondent's possession or control as of December 31, 2004, (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

Note: No material differences exist between this schedule and Part II of the unaudited FOCUS Report dated December 31, 2004, filed by the Company.

BODKIN WILSON & KOZICKI PLLC
CERTIFIED PUBLIC ACCOUNTANTS

John S. Bodkin, Jr., CPA
Dan E Wilson, CPA, MBA
Dennis A. Kozicki, CPA

Malcolm M. Shimp, CPA
Janet L. Roset, CPA
Nancy Gwynn, CPA
Kelly J. Cupp, CPA

The Maxwell Centre
32 Twentieth Street, Suite 300
Wheeling, West Virginia 26003

304 232-2280
Fax 304 232-2322
www.bwkcpas.com

Weirton Office
3600 West Street, Suite 4
Weirton, West Virginia 26062

304 748-5550
Fax 304 748-5551

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.:

In planning and performing our audit of the financial statements of Hazlett, Burt & Watson, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wheeling, West Virginia,
January 28, 2005.

Bodkin Wilson + Kozicki PLLC